

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THE APPOINTMENT OF MR. TURNER AS NEW VSP'S CEO

(Santiago, Chile, May 26, 2005) CCU (NYSE: CU)– Viña San Pedro's Board of Directors appointed Mr. Pablo Turner as VSP's new CEO as of July 1, 2005. Mr. Turner will replace Mr. Ricardo Reyes, who will assume new responsibilities at CCU.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the largest pisco producer and participates in the confectionary industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.